Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SkyMirr Inc.
1437 Pineapple Ave. Unit 604
Melbourne, FL 32935
www.skymirr.com

Up to $1,069,999.59 in Common Stock at $1.51
Minimum Target Amount: $9,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SkyMirr Inc.
Address: 1437 Pineapple Ave. Unit 604, Melbourne, FL 32935
State of Incorporation: FL
Date Incorporated: December 07, 2021

Terms:

Equity

Offering Minimum: $9,999.22 | 6,622 shares of Common Stock
Offering Maximum: $1,069,999.59 | 708,609 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.51
Minimum Investment Amount (per investor): $298.98

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 25% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 20% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Amount-Based:

$500+

Receive 2% bonus shares

$1,000+

Receive 4% bonus shares

$2,500+

Receive 8% bonus shares

$5,000+

Receive 10% bonus shares

$10,000+

Receive 15% bonus shares and a Zoom Call with the Founders.

$25,000+

Receive 20% bonus shares and a Zoom Call with the Founders

$50,000+

Receive 25% bonus shares and a Zoom Call with the Founders, as well as receive quarterly business update materials from the top management.

Audience-Based:

25% bonus shares for [customers/previous investors/etc]

**All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

SkyMirr, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.51 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $151. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

"SkyMirr, Inc. ("SkyMirr" or the "Company") is a corporation organized under the laws of the state of Florida that provides innovative RF (Radio Frequency) technology and products for broadband wireless communication and medical (cancer treatment) applications.

The Company's business model consists of direct product sales and conducting research projects focused on wireless communication/internet connectivity and medical applications.

Our products and technologies are planned to be sold worldwide to system integrators, distributors, as well as strategic channel partners (example: CCL, the largest system integrator in East Africa) as well as online direct-to-consumer businesses.

The Company has a strong, experienced team, unique and superior technologies, targets fast-growing markets, and has a clear vision to generate both short-term revenue growth and significant long-term company value growth.

The Company's Intellectual Property ("IP"): The Company has applied for three U.S. patents, filed with the USPTO on Jan 6, 2022, Jan 19, 2022, and Mar 3, 2022. In addition to this, SkyMirr owns an issued U.S. patent, issued with the USPTO on May 13, 2013.

Competitors and Industry

Industry

SkyMirr will apply its RF technology in two main markets: 5G broadband communications, and cancer treatment.

The global 5G RF/antenna market is very fast-growing, valued at USD 280 Million in 2020, and is expected to reach USD 8,035 Million by 2027. It is estimated to grow at a compound annual growth rate (CAGR) of 55% during the forecast period.

* Source: https://www.alltheresearch.com/report/650/5g-antenna-market

Longer-term, SkyMirr will broaden its market reach by developing cancer treatment devices using its RF technologies. The global cancer therapy market was valued at approximately USD 158 billion in 2020, and it is expected to witness a revenue of USD 268 billion in 2026, with a CAGR of 9.15% over the forecast period.

* Source: https://www.mordorintelligence.com/industry-reports/cancer-therapy-market#:~:text=The%20global%20cancer%20therapy%20market,9.15%25%20over%20the%20forecast%20period

Both markets are fast growing; SkyMirr owns one patent already and has filed for three more patents to protect its broadband wireless communication and cancer treatment intellectual property.

Competitors

The Company has a limited number of viable competitors in the RF antenna/module market. Examples include: Laird, Ethertronics, Unictron, Pulse, and Galtronics. Note that there is no dominant player in the market. Laird could be the industry leader with an estimated $654M revenue and the Company's primary competition in the RF module industry. Unictron also owns some market share in the RF module market. Galtronics, Pulse, and Ethertronics own small market shares in the RF module market since their primary focus is on user device markets.

Despite the present competitive landscape, the Company stands out in the RF module industry because its unique broadband high gain, window/wall penetration technologies can enable end users to experience significantly better wireless connectivity compared to others.

As for the cancer treatment market, there are many companies making various treatment technologies. However, the Intellectual Property (IP) that SkyMirr is developing is unique and will result in revolutionary treatment techniques. At this time, there are no known companies for this patent-pending approach.

* Sources:
-https://growjo.com/company/Laird_Connectivity
-https://www.wsj.com/market-data/quotes/TW/XTAI/6792/financials
-https://www.datanyze.com/companies/galtronics/20628804
-https://www.zippia.com/pulse-electronics-careers-35818/revenue/
-https://www.owler.com/company/ethertronics

Current Stage and Roadmap

Current Stage

We are currently pre-market, with real customers already placing initial orders.

We have 4 potential customers evaluating our products. They include; 1) CCL Group in Africa (signed an exclusive agreement), 2) SB-Solutions in Korea (Received their first PO for working on 3 different projects for 3 different products), 3) SkyAutonet in Korea: Already delivered samples, and 4) Orange County: We plan to perform field trials within the next 3~5 months.

The Company's first product, TAMP101 is a broadband high-gain RF module and is in the final production evaluation stage. The design is complete and production tooling is being updated for market trials. This product, paired with TAMP102, (an omnidirectional high-efficiency antenna module) provides a low-cost, easy-to-install application for users in remote or underserved areas that lack broadband infrastructure.

The Company's third product, TAMP105, is an antenna module for RTK (Real-Time Kinematic) Positioning and is in the final product evaluation stage. SkyMirr is currently building tooling for production samples. This device will be ideal for precise location services in the automotive, leisure, and security industries.

TAMP104 is an antenna array for indoor window/wall beam penetration designed to realize the potential of high-speed and low latency that 5G offers, SkyMirr is currently building prototypes for performance verification.

For medical applications, MAEP103 is the Company's first bio-medical product and is in the final production verification stage. This product is approved by the initial customer and the Company has received a PO already. It will start shipping in early Aug 2022.

SkyMirr's cancer treatment system is in the sample development stage which includes updating the system design and computer simulation based on feedback from its first mock-up lab sample. For more effective development, SkyMirr is collaborating with the Biomedical Engineering department at a local University.

Roadmap

The Company's efforts for the next few years will be focused on expanding RF/wireless module market share and revenue growth by launching a series of new products such as those described above including: a 4G/5G Wideband MIMO RF module (plan to release in Q1 2023), a 4G/5G GNSS Antenna module (plan to release in Q3 2023), a 5G MIMO Window penetrator (plan to release in Q1 2024), and a 5G Automotive module (plan to release in Q2 2023).

The Company will also continue the R&D effort on its cancer treatment systems, including a unique needle antenna, a microwave generator, and a feedback control mechanism to build working prototypes.

SkyMirr's value is based upon a combination of both: 1) the anticipated near-term revenue stream from the Antenna / RF module business, and 2) the mid/long-term value of the advanced bio-medical technology development.

The Team

Officers and Directors

Name: Youngmin Jo

Youngmin Jo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & President
  Dates of Service: December 07, 2021 - Present
  Responsibilities: Overall company management. Compensation: Salary $75K per year

- **Position:** Board Director and Treasurer
  Dates of Service: December 07, 2021 - Present
  Responsibilities: Review/decide/manage companies primary directions and overall performance

Other business experience in the past three years:

- **Employer:** Taoglas
  Title: Global VP of Operation/ Asia President
  Dates of Service: October 01, 2019 - July 31, 2021
  Responsibilities: Company's global operation management including project management, manufacturing, purchasing, supply management, quality control, and others. Sales and revenue growth in Asia Pacific region.

Name: Christopher Morton

Christopher Morton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director and Secretary
  Dates of Service: December 07, 2021 - Present
  Responsibilities: Serving as a director, Business development, Compensation: Irregular cash compensation

Other business experience in the past three years:

- **Employer:** Orchid Black
  Title: Partner
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Advise clients re strategies and operational actions to grow their company in anticipation of IPO or M&A

Other business experience in the past three years:

- **Employer:** NanoPhotonica
  Title: CEO and Founder
  Dates of Service: November 01, 2011 - Present
  Responsibilities: Overall management of the company.

Other business experience in the past three years:

- **Employer:** GrowFL
  Title: Chairman
  Dates of Service: May 01, 2015 - May 01, 2019
  Responsibilities: Directo the overall management of the organization

Name: Taeho Son

Taeho Son's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientist
  Dates of Service: April 05, 2022 - Present
  Responsibilities: Technology and product development. Compensation: Stock Options

Other business experience in the past three years:

- **Employer:** Soonchunhyang University
  Title: Professor
  Dates of Service: March 01, 1990 - December 31, 2020
  Responsibilities: Research and development, Teaching

Other business experience in the past three years:

- **Employer:** Soonchunhyang University
  Title: Professor Emeritus
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Academic Support for school programs

Name: Kerry Greer

Kerry Greer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: December 07, 2021 - Present
  Responsibilities: Business Development and Revenue Growth. Compensation: Stock option

Other business experience in the past three years:

- **Employer:** 5G Technology Inc
  Title: Founder and President
  Dates of Service: January 01, 2020 - June 15, 2022
  Responsibilities: Overall management

Other business experience in the past three years:

- **Employer:** Globalstar
  Title: VP of Engineering
  Dates of Service: August 01, 2017 - January 01, 2020
  Responsibilities: Management of all R&D, User Terminal Product Development, Engineering and Manufacturing teams in designing the next generation of Globalstar products.

Name: Richard Janney

Richard Janney's current primary role is with Bluestar Genomics. Richard Janney currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: June 26, 2022 - Present

Responsibilities: Overall management of company's financials

Other business experience in the past three years:

- **Employer:** Bluestar Genomics
  Title: Chief Financial Officer
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Overall financial management

Other business experience in the past three years:

- **Employer:** Pinnacle Engines
  Title: Chief Financial Officer
  Dates of Service: December 01, 2019 - June 01, 2022
  Responsibilities: Overall Financial management

Other business experience in the past three years:

- **Employer:** Tempathic, Inc.
  Title: Acting CFO
  Dates of Service: August 01, 2019 - June 01, 2022
  Responsibilities: Financial management

Other business experience in the past three years:

- **Employer:** Skye Bioscience Inc.
  Title: Interim Principal Accounting Officer
  Dates of Service: September 01, 2020 - September 01, 2021
  Responsibilities: Accounting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option

than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the RF technology, wireless communications or medical device industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,069,999.59 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are currently increasing and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team

with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this

company, it's because you think that RF based broadband wireless modules and bio-medical products are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's valuable assets is its intellectual property. The Company has filed 3 patent applications and intents to file more. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may impact the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be

subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission), FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Youngmin Jo	5,220,000	Common Stock	68.6%
Christopher Morton	1,620,000	Common Stock	21.29%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 708,609 of Common Stock.

Common Stock

The amount of security authorized is 10,424,434 with a total of 8,569,230 outstanding.

Voting Rights

Each share has 1 vote

Material Rights

The total amount outstanding includes 300,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding also includes 660,000 shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $167,000.00
  Number of Securities Sold: 7,609,230
  Use of proceeds: Working capital
  Date: April 15, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate the business without revenue generation for aproximately 7 months.

At Aug 1st, the company cash balance was $82,533. The currently monthly burn rate is about $10K USD.

The monthly expense includes the salary/compensation (about $5~6K/M) . sample/tooling expense for new product development (2~3K/M), patent filing expense, marketing expense, employee expense reimbursement.

Foreseeable major expenses based on projections:

The current major expense includes the salary/compensation (about $5~6K/M) . sample/tooling expense for new product development (2~3K/M), patent filing expense, employee expense reimbursement.

In near future, the production related expense can be increased including tooling expense, sample expense, pilot production expense, inventory, etc.

Future operational challenges:

The operational challenges are having sufficient cash resources to fund further development of the current products and ultimately have a successful product launch to generate revenue.

Future challenges related to capital resources:

Given the current market conditions, the ability to raise additional capital to fund operations is the largest single challenge the company faces.

Future milestones and events:

The future milestones and events that will significantly impact the company are related to our successful attainment of DOD and NIH grants.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand as of Aug 1st is $82,533.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, the funds from this campaign are critical to our operations. If we receive funds for the DOD and NIH grants, we would have additional capital to fund operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the fund from this campaign are necessary for the vaibility of the company. The funds raised from the crowdfunding campaign will represent more than 50% of the total available funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate for more than 8 months. The estimate is based on the current payroll projections and the R&D expenditures. Current monthly burn rate is about $10,000.

The primary expense can be salary/cash compensation for employees. Another major expense will be tooling/sample expense for the new product development.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for more than 15 months. The estimate is based on the current payroll projections and the R&D expenditures. Current monthly burn rate is about $10,000, but we plan to increase with additional funding, probably up to $70,000.

The primary expense will be salary for employees. We will start converting part-time employees to full-time for more effective operation. Also, we will hire more employees, mainly in Engineering and Sales. The amount depends on the total raised fund.

Another major expense will be production related expense. More tooling and sample expense will occur since we will develop/release more products. Pilot production and initial inventory cost will occur for the product that can go to mass production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, SBIR / STTR grants from the DOD and NIH and possible future capital raises.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,939,537.30

Valuation Details:

* SkyMirr has unique RF technologies in bio-medical/cancer treatment and broadband wireless communication applications. The Company owns 3 pending patents and has been issued 1 patent.

* SkyMirr has already developed 4 products including TAMP101 (Ultra-wideband high gain antenna module), TAMP102 (Broadband high-efficiency antenna mainly for urban areas), MAEP103 (Ultra compact antenna for bio-medical application), and CGMA105 (Dual-band GNSS/GPS stacked patch antenna module)

* The Company's target markets are huge and fast growing. The cancer treatment market can grow to $268B in 2026. The 5G RF/antenna market can grow to $8B with a 55% CAGR until 2027.

* SkyMirr signed an exclusive partnership agreement with CCL, the largest system integrator in East/Central Africa that can secure revenue growth. In the RF industry, a single major customer account may have a value of $3~10M.

* SkyMirr has received the first purchase order for its bio-medical product from SB-Solution. The product is an ultra-small antenna that can be inserted inside a capsule-type device, which can be installed inside human or animal bodies to transmit critical health, and bio information such as blood pressure, blood sugar level, etc. The project volume can be up to 100~200K units per month in 2023. The projected price per unit can be over $1.2 USD and the projected cost per unit can be less than $0.6 USD.

* Global-based customers in both bio-medical and RF module industries, including SB-Solutions, SkyAutoNet, and others.

* SkyMirr has a highly skilled management team with 3 PhDs. The team has the experience and know-how about how to start and grow the business in the RF industry.

* For example, Dr. Eric (Youngmin) Jo, Co-founder and CEO of SkyMirr, can be the perfect leader to grow the Company. He focused on antennas/RF technology in his Ph.D. and has deep knowledge of RF technology and products. He was able to start a new company as a co-founder and grow it to a global company with several hundred employees with global top-tier customers. Dr. Jo played a key role in strategic fundraising for the Company. He used to work in Taoglas as a global VP of Operation where he achieved significant improvements in project/product management, cost reduction, supply chain management, shipping, quality control, and others. Under his leadership, SkyMirr can reach the next level quickly. He also has strong capability in daily operations.

-Source: https://www.businesswire.com/news/home/20160111006637/en/SkyCross-Names-New-CEO-Dr.-Youngmin-Jo-and-Sets-Strategy-for-Profitable-Growth-in-Asia
-Source: https://www.businesswire.com/news/home/20110523005133/en/SkyCross-Raises-11-Million-in-Series-E-Funding-to-Ramp-4GLTE-Antenna-Solutions

Dr. Christopher Morton, Co-founder, and Board Chairman, has a strong experience in the startup environment. He has been managing startups and has raised multi-millions of dollars in prior funding.

He can guide the Company to grow in the right direction.

-Source: https://www.prnewswire.com/news-releases/nanophotonica-announces-3-5m-investment-led-by-samsung-ventures-300848123.html).

Mr. Kerry Greer, Co-founder and CRO, is a highly driven, results-oriented Executive Manager of Technology Companies such as Globalstar, L3 Communications, and ACR Electronics, with over 25 years of experience leading R&D, Business Development, Product Development, volume Manufacturing, and Sales/Marketing teams in the wireless telecommunications industry. We believe he can help the Company's revenue growth and product development.

Dr. Frank (Taeho) Son, Chief Scientist, can be an excellent technical leader of the Company. He worked at Soonchunhyang University for 30 years where he successfully conducted many technical projects. He was recognized as a prominent technical leader, received several technical awards, was elected as the Chairman of the ITS (Intelligent Transport System) society, and has published several hundred papers in the antenna/RF field. We believe h can guide our engineering team for technology/product development.

-Source: https://www.koit.co.kr/news/articleView.html?idxno=63243)

* Publicly available information shows that cancer treatment, or cancer care startups can raise approximately $2~5M USD in their Seed rounds. These companies' valuations can grow by hundreds of millions of dollars when they further raise Series A~C of funding rounds.

-Source: https://www.thebell.co.kr/free/content/ArticleView.asp?key=202111251641081320102962&lcode=00
-Source: https://www.prnewswire.com/news-releases/trial-library-emerges-out-of-stealth-with-5-million-in-seed-funding-led-by-lux-capital-301608148.html
-Source: https://startupsavant.com/news/preveta-cancer-detection

* SkyMirr's fully-diluted outstanding shares of 8,569,230 and price per share of $1.51, a full dilution calculation for the company produces a pre-money valuation of $12,939,537.30.

Conclusion

Based on our analysis of the above factors, we believe that the Company's pre-money valuation of $12,939,537.30 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,069,999.59, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Marketing*
  5.0%
  New business development expense, PR, Marketing materails

- *Research & Development*
  30.0%
  New RF module products development, Window penetrating device development, Cancer treatment system development, RF based bio-medical products development

- *Company Employment*
  35.0%
  Salary, benifit, travel expense, insurance, etc

- *Operations*
  20.0%
  Tooling, Pilot production, Shipping, Material, Production labor, etc

- *Working Capital*
  4.5%
  SG&A, Cash preservation, minor expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.skymirr.com (We will create an Investor Relations drop down menu option on the home page.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/skymirr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SkyMirr Inc.

[See attached]

SKYMIRR, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (DECEMBER 7, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SkyMirr, Inc.
Melbourne, Florida

We have reviewed the accompanying financial statements of SkyMirr, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (December 7, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 8, 2022
Los Angeles, California

SKYMIRR INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	100,000
Total current assets		**100,000**
Total assets	**$**	**100,000**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		**-**
STOCKHOLDERS EQUITY		
Common Stock		100,000
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**100,000**
Total liabilities and stockholders' equity	**$**	**100,000**

See accompanying notes to financial statements.

Inception (December 7, 2021)	December 31, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

SKYMIRR INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount		
Inception date December 7, 2021	-			
Issuance of Common Stock	7,609,230	$ 100,000		$ 100,000
Net income/(loss)	-	-	$ -	-
Balance—December 31, 2021	**7,609,230**	**$ 100,000**	**$ -**	**$ 100,000**

See accompanying notes to financial statements.

SKYMIRR INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of inception (December 7, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of tangible assets		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		100,000
Net cash provided/(used) by financing activities		**100,000**
Change in cash		100,000
Cash—beginning of year		-
Cash—end of year	**$**	**100,000**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SkyMirr Inc. was incorporated on December 7, 2021, in the state of Florida. The financial statements of SkyMirr Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Melbourne, Florida

We provide revolutionary RF Technology and products for broadband wireless access and medical applications. We develop/manufacture advanced RF technology-based products that better our lives, such as cost-effective, better performing, broadband wireless communications for everyone and medical applications that treat serious disease far more effectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

SkyMirr Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the RF Technology and products for broadband wireless access and medical applications.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,424,434 shares of Common Stock with no par value. As of December 31, 2021, 7,609,230 shares have been issued and are outstanding.

4. DEBT

As of December 31, 2021, the Company had no outstanding debt.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 8, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 960,000 shares of its Common Stock pursuant to the Plan, which provides the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. During 2022, the Company issued 660,000 stock options from the Plan, which have term of three years.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of our planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

SkyMirr

RF Technology To Better Our Lives


RF Technology Revolution at Bio-Medical and Broadband Wireless Communications
SkyMirr

Website | Melbourne, FL | HEALTH TECH

$0.00 raised

0 Investors	$12.9M Valuation
$1.51 Price per Share	$298.98 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At SkyMirr, we are developing Radio Frequency technology and products across multiple industries, including broadband wireless access and medical devices. We plan to use short-term revenue from the broadband wireless market to fund our long-term development of innovative cancer treatment. We are currently pre-market, with real customers already placing initial orders. We have multiple patents pending and more groundbreaking products in development.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We have developed RF technology with many key applications across multiple industries, and we are engaging in opportunities for both short-term and long-term growth.
- The global 5G RF/antenna market was valued at $280.2 million as of 2020 and is growing at a CAGR of 54.7% (Source). Meanwhile, the cancer therapy market was valued at $158 billion in 2020, with a CAGR of 9.15% (Source).
- We already have an agreement in place with CCL Group to supply innovative advanced RF technology products to improve wireless communication and performance across 21 countries in East and Central Africa (Source). We've also received our first PO from SB-Solutions for RF-based biomedical products.

OVERVIEW

Revolutionary Radio Frequency Technology


Our Mission
Contributing to better human life with our advanced RF technology-based products.
Our Vision
Becoming the trusted RF technology company in broadband wireless communication & medical applications.
verizon

SkyMirr is a Radio Frequency (RF) company using our groundbreaking technology to improve quality of life across industries. To reach profitability earlier, we plan to provide broadband communication modules to achieve anticipated near-term revenue growth while in long-term development for unique cancer treatment technology. Through our key manufacturing facilities in Asia, established partnerships with customers, and pending patents, we believe we can scale up and stand out in this market.

THE PROBLEM & OUR SOLUTION

Applications from Better Wireless Access to Improved Cancer Treatment

Despite billions of dollars in investments, rural wireless links often fail to provide enough signal strength to end users. Further, many urban wireless signals are unable to penetrate walls or windows (Source). Using SkyMirr's RF technology, we've built broadband wireless modules made to fill in the gaps left by existing wireless devices to significantly improve performance.


PROBLEM 1
Internet Is Hard To Access In Rural Areas
Without SkyMirr
Signal is broken —> Bad internet access
CPE Antenna gain is weak
Base station coverage area LTE/5G
With SkyMirr
Signal is not broken —> Good internet access
CPE Antenna gain is strong
Base station coverage area LTE/5G

Meanwhile, existing methodologies for cancer treatment often miss cancer cells, cause negative side effects, and can negatively impact normal cells (Source). Through SkyMirr's revolutionary RF technology, we plan to generate targeted microwave energy with highly controlled heat that only kills cancer cells, leaving normal cells unaffected.


PROBLEM 2
We Need Better Cancer Treatments
Without SkyMirr
Can negatively impact normal cells while trying to erradicate cancer cells
With SkyMirr
We believe with our RF technology, we can target cancer cells specifically

THE MARKET & OUR TRACTION

Rapidly Developed Products in Multiple Fast-Growing Industries

The global 5G RF/antenna market was valued at $280.2 million in 2020 and with expectations to reach $8 billion. by 2027 at a CAGR of 54.7% (Source). Additionally, the global cancer therapy market was valued at $158 billion in 2020 and is expected to grow to $268 billion by 2026 at a CAGR of 9.15% (Source).


$268B
$8B
Near Term Target Market
Antenna Module Market for FWA, 5G/LTE, Automotive, Broadcasting, etc.
Mid/Long Term Target Market
Cancer Treatment, Biomedical Market

The Global 5G Antenna Market in 2020

Source

Since our founding in December 2021, we have developed multiple products and established key partnerships, including our exclusive agreement with Copy Cat Group (CCL) – the largest system integrator in East Africa. We believe the advantage of SkyMirr RF technology, in biomedical applications, is proven by our recent design win and secured purchase order from SB-Solutions – one of the leading biomedical companies in Asia (Source). We have also filed three patents and established a partnership with Florida Tech Electrical Engineering and Biomedical Engineering for further research and development.


SkyMirr
Product Lineup
TAMP 101
Ultra broadband high gain RF module
Rural area connectivity
600-4000 MHz
Up to 10dBi gain
TAMP 102
Broadband high efficiency antenna
Urban area connectivity
1700-2700 MHz
Over 80% efficiency
Omni-directional pattern
MAEP 103
Ultra compact antenna for Bio-medical application
Low frequency coverage
Ultra thin configuration (1.55mm)
CGMA 105
Dual-band L1/L2, GNSS/GPS antenna module
Precise location detection applications (Such as RTK)
High gain up to 4.6 dBic, up to 32 dBic with LNA
SkyMirr
22-24

*Images of the TAMP101 and TAMP102 are captured from 3D mechanical drawings for product appearance and marketing purposes only.

*The MAEP 103 is still currently under development and the above image is a computer rendering.

WHY INVEST

Improving the Lives of People Around the Globe

At SkyMirr, we developed technology with the capacity to advance the quality of life for people across industries, and we are not limiting ourselves to just one market. We are executing our plan for both anticipated short-term revenue and long-term growth in multiple billion-dollar markets, with key customers already enthusiastic about our products. Join us, as we strive to solve multiple global problems with our groundbreaking RF technology.

> Having personally experienced poor cellular coverage in rural areas, I am committed to offer affordable solutions to consumers as this issue will only get worse as carriers roll out new 5G service.
>
> **Kerry Greer I CRO**

Dec 2021

Our Company Launches!

SkyMirr was founded in Dec 7, 2021 in Melbourne, FL, as a Florida Corporation

Jan 2022



Korea R&D and Vietnam Manufacturing Facilities are ready

Setup an R&D facility in Korea and manufacturing facility in Vietnam through a partnership

Jan 2021


59.9°C
FLIR

1st Patent for Medical Device is filed

A patent for cancer treatment technology, "Microwave Medical Device for Canter Treatment" is filed

Mar 2022



A Patent for Wireless Communication Module is filed

A patent, "Milimeterwave Circular Polirization Patch Array Antenna", for unique RF systems to improve wireless connectivity significantly is filed

Mar 2022



The First Product TAMP101 is Developed

TAMP 101, the broadband high gain antenna module to improve signal strength significantly was developed and launched.

Apr 2022



An Exclusive Agreement with CCL is signed

Signed an exclusive agreement with CCL, the largest systems integrator in East Africa, to supply advanced RF technology products supporting customers in East and Central Africa including 21 countries.

Jun 2022



2nd RF Module Product TAMP 102 and a Medical Product MAEP 103 are launched

TAMP 102, high efficiency broadband wireless module, and MAEP103, ultra small antenna for medical application, are developed and launched.

Jun 2022



First order for Medical device

Recieved the first PO for a RF bio-medical product from an Asian customer

Sept 2022

Launched on StartEngine

Now YOU can own a part of our company!

In the Press

newswires EINPRESSWIRE

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Meet Our Team



Dr. Eric (Youngmin) Jo, Ph.D.

Chief Executive Officer, President, Treasurer, and Director

Over 25 years of experience in RF/antenna technology and operations management. Various executive/technical positions including CEO, CTO, COO, VP and President for industry leading companies such as Taoglas, SkyCross, Samsung Electronics, etc. Over 35 patents for antenna and RF system design. Ph.D. in Electrical Engineering from Florida Tech.



Dr. Christopher Morton, Ph.D.

Director and Corporate Secretary

Over 30 years of experience in executive roles such as CEO in IT/Display/Wireless Industries. Industry leader in business development/fundraising/startups. Currently CEO of Nano-Photonica and Operating Partner at Orchid Black. Ph.D. in Communication Systems from University of Pennsylvania



Kerry Greer

Chief Revenue Officer

30 years of experience in various VP roles leading wireless company including Globalstar, L3-Communications, ACR Electronics, etc.

Business Development, R&D, Product Development and Volume Manufacturing. Over 10 patents for RF/antenna and communication systems design. MBA and MSEE from University of Florida



Dr. Frank (Taeho) Son, Ph.D.

Chief Scientist

Over 30 years of experience in RF/Antenna/Medical areas as an academic/industrial leader such as Professor of Soonchunhyang University, Senior researcher in LGE, and Chairman of ITS (Intelligent Transportation System), the honored academic institute in Korea. Published over 316 papers and 34 patents. Ph.D. in Electronic Communication Engineering from Hanyang University



Richard Janney

Chief Financial Officer

Over 25 years of experience in finance/accounting leadership positions such as CFO and VP of Finance in companies in multiple industries including Trident Microsystems and Skye Bioscience. Currently serving Bluestar Genomics as CFO. Richard helped raise over $100M in venture and secondary offerings, taken companies through IPO, completed M&A transactions valued at ~$500M, and expanded global operations.

Offering Summary

Company	SkyMirr Inc.
Corporate Address	1437 Pineapple Ave. Unit 604, Melbourne, FL 32935
Offering Minimum	$9,999.22
Offering Maximum	$1,069,999.59
Minimum Investment Amount (per investor)	$298.98

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,622

Maximum Number of Shares Offered : 708,609

Price per Share : $1.51

Pre-Money Valuation : $12,939,537.30

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 25% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 20% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Amount-Based:

$500+

Receive 2% bonus shares

$1,000+

Receive 4% bonus shares

$2,500+

Receive 8% bonus shares

$5,000+

Receive 10% bonus shares

$10,000+

Receive 15% bonus shares and a Zoom Call with the Founders.

$25,000+

Receive 20% bonus shares and a Zoom Call with the Founders

$50,000+

Receive 25% bonus shares and a Zoom Call with the Founders, as well as receive quarterly business update materials from the top management.

Audience-Based:

25% bonus shares for [customers/previous investors/etc]

**All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

SkyMirr, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.51 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $151. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

For more than half a century RF technology has been one of the most impactful technologies of the modern age.

From things as simple as the wireless mouse on your computer to the satellites in space, the use of RF technology has revolutionized many aspects of your daily life. And here's the good news: at SkyMirr we believe our unique RF expertise and vision will ensure that's only the beginning!

Our world-class engineers and scientists are working hard to develop advanced technologies to ensure these improvements occur.

Currently, we've focused on 2 important problems. One is broadband wireless internet access and another is biomedical/cancer treatment.

Let’s talk about them one by one. According to datareportal, as of April 2022, more than 35% of the world's population was still without internet - that’s roughly 3 billion people.

Our RD RF engineers have designed products that can have high gain and efficiency that reconnects a broken wireless link or improves the signal level for better data download and upload speed. This RF/antenna market is projected to be 8 Billion USD by 2027 and growing fast with 55% year to year growth rate.

SkyMirr's high-performing RF antennas can be placed in a vehicle for communications, in homes, office buildings, or apartments.

Thus, smartphones, computers, or other devices that require broadband internet connections can operate at their highest level. The opportunities are many!

You may be thinking, "this all sounds amazing, but do they actually work?"

The answer is yes! We're already in the process of deploying these devices in more than 21 countries around the world. In this case, the RF technology inside the building connects to the tower outside the building in the distance in areas that are not served by fiber or cable - this is a critical solution for a very tough problem.

Our second focus is RF-enabled medical monitoring and treatment devices. For example, we are now designing ultra-small antenna products that can transmit critical bio and health information from virtually any part of the body to external monitoring devices.

Another critically important medical application shaping the future of our company and our country is the battle against Cancer. The cancer treatment market is huge. It will be 268 Billion USD by 2026 with 9.2% year to year growth rate.

Even though the cancer market is growing fast, the existing treatment methods such as radiation therapy, chemotherapy, and surgery, are limited in effect and have substantial side effects.

SkyMirr is developing patent-pending RF-based cancer treatment systems that we believe can kill cancer cells far more effectively. Our product can have the potential to generate controlled electromagnetic waves into the affected area through very thin needle antennas, and destroy the cancer cells effectively.

We understand all of this cannot happen at once. That’s why we need your help. We can change the world together.

Join us today - thank you!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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